                           CERTIFICATE OF NOTIFICATION

                                    (Rule 24)

                                     to the

                       SECURITIES AND EXCHANGE COMMISSION

                                       by

                MAINE YANKEE ATOMIC POWER COMPANY (MAINE YANKEE)


It is hereby certified that the transactions detailed below, which were covered by the Statement on Form U-1 as amended and the Order of the Securities and Exchange Commission dated September 10, 2001 with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and Order of the Commission, as follows:

On January 1, 2004, Maine Yankee completed the sixth installment of the redemption of its common stock described in said Statement. On that date, Maine Yankee redeemed a total of 30,100 of its 289,300 outstanding shares pro rata from its stockholders at a per share redemption price of $132.8415, for a total redemption price of $3,998,529.15, as follows:

                                                    Number of            Total
Stockholder                                      Shares Redeemed    Redemption Price
-----------                                      ---------------    ----------------
Central Maine Power Company                         11,438           $1,519,441.08
New England Power Company                            7,224              959,646.99
The Connecticut Light and
   Power Company                                     3,612              479,823.50
Bangor Hydro Electric Company                        2,107              279,897.04
Maine Public Service Company                         1,505              199,926.46
Public Service Company of
   New Hampshire                                     1,505              199,926.46
Cambridge Electric Light Company                     1,204              159,941.17
Western Massachusetts Electric Company                 903              119,955.87
Central Vermont Public Service Company                 602               79,970.58
                                                    ------           -------------
TOTAL                                               30,100           $3,998,529.15



Pursuant to paragraph F.(2) of the Instructions as to Exhibits for Form U-1, because the transactions described in the Statement will be consummated in several steps or installments, the "past tense" opinion of counsel shall be filed at the conclusion of the last such step or installment.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate of Notification to be signed on its behalf by the undersigned officer thereunto duly authorized.


MAINE YANKEE ATOMIC POWER COMPANY


/s/ Michael E. Thomas
-------------------------------------------
Michael E. Thomas
Vice President and Chief Financial Officer


Date: January 8, 2004